

Mail Stop 4561

November 9, 2016

A. Lorne Weil
Chief Executive Officer
Hydra Industries Acquisition Corp.
250 West 57th Street, Suite 2223
New York, New York 10107

> **Re:** **Hydra Industries Acquisition Corp.**
> **Revised Proxy Statement on Schedule PREM14A**
> **Filed November 1, 2016**
> **File No. 001-36689**

Dear Mr. Weil:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Certain Relationships and Related Party Transactions

Hydra Industries Related Person Transactions, page 163

1. We note the disclosure added to this section regarding the $200,000 in promissory notes you entered into with your sponsors on September 29, 2016. Please tell us what consideration you gave to providing here the disclosure called for by Item 404(a) of Regulation S-K with respect to the $229,230.40 loaned into the trust account by your sponsors on November 1, 2016, as described elsewhere in the filing.

Price Range of Securities and Dividends

Hydra Industries, page 168

2.   Please revise to add the table referenced in this section that states the high and low sales prices for your units, common stock, rights and warrants for the periods presented.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Peter G. Smith, Esq.
         Kramer Levin Naftalis & Frankel LLP